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April 19, 2007	FOIA CONFIDENTIAL TREATMENT REQUEST Confidential Treatment Requested by Morrison & Foerster LLP

Writer’s Direct Contact 415.268.6966 AThorpe@mofo.com

Jennifer Hardy, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	JMP Group Inc.
Amendment No. 1 to Registration Statement on Form S-1 filed on March 27, 2007
File No. 333-140689

Dear Ms. Hardy:

We enclose herewith, on behalf of JMP Group Inc. (the “Company”), clean and marked copies of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), together with responses to the comments raised by the Staff in its comment letter dated April 10, 2007. Amendment No. 2 incorporates responses to the Staff’s comments and all page references in the responses below are made to Amendment No. 2. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Our Reorganization, page 5

1.	We note your response to comment 9 in our letter dated March 14, 2007. Please quantify the value of the distributions on a group and individual basis for each of your directors, executive officers and key employees.

In response to the Staff’s comment, the Company has included disclosure on page 7 to quantify the value of the distributions on a group and individual basis for each of the Company’s directors and executive officers and on an aggregate basis for the key employees.

2.	We note that during fiscal year 2006 you made distributions of $11.4 million, which exceeds fiscal year 2006 net income. When distributions exceed earnings in the current year, pro forma per share data should give effect to the increase in

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 2 of 18

the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Also, we note that you intend to make additional distributions in connection with the corporate reorganization for (i) all 2007 earnings generated prior to the corporate reorganization; (ii) $10 million for earnings previously allocated to members for periods prior to December 31, 2006; and (iii) estimated income tax obligations of the members attributable to performance bonus accruals. Such distributions are assumed to be paid from the proceeds of the offering. We believe it is appropriate to include pro forma per share data giving effect to the number of shares whose proceeds are to be used to pay the distributions. Please revise your pro forma financial information to provide such pro forma earnings per share information. Refer to SAB Topic 1:B.3 for guidance.

In response to the Staff’s comment, the Company provided disclosure on pages 12, 40, 47 and F-30 of the requested pro forma earnings per share data.

3.	Please explain to us how the $11.4 million in distributions are reflected in the financial statements. We note distributions on the statements of cash flows and changes in members’ equity of $3.5 million. Revise the description of the profit distributions on page 6 as necessary to clarify their nature.

The $11.4 million represents distributions paid during 2006 to managing directors (i.e., employee members) in connection with their ownership interests held in the form of Redeemable Class A member interests. In contrast, the $3.5 million mentioned in the Staff’s comment represents distributions paid during 2006 to non-employee members owning Class A common interests and Class B common interests. These Class A and Class B equity distributions are recorded on the statements of cash flows and changes in members’ equity.

Because the Redeemable Class A member interests are accounted for as a liability under SFAS 123(R), the accounting treatment for distributions to holders of Redeemable Class A member interests differs from the accounting treatment for distributions to holders of Class A and Class B common interests. Under the Company’s accounting treatment for Redeemable Class A member interests, the $11.4 million of distributions was reflected in the financial statements in the following manner:

•

on the statement of financial condition, the carrying amount of Redeemable Class A member interests was reduced by the $11.4 million profit distributions to holders of Redeemable Class A member interests;

•

the Company recognizes an expense item (“Income allocation and accretion – Redeemable Class A member interests”) on the statements of income to reflect the income allocated to Redeemable Class A member interests based on ownership percentage;

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 3 of 18

•

the $11.4 million in profit distributions paid in connection with managing directors’ Redeemable Class A member interests are not reflected on the statement of changes in members’ equity due to the liability accounting treatment discussed above; and

•

on the statements of cash flow, the $11.4 million in profit distributions to Redeemable Class A member interests are included as a component of “Increase in Redeemable Class A member interests” of $1.4 million in operating activities.

The following detailed activity in Redeemable Class A member interests is disclosed in the roll-forward schedule on page F-19:

In response to the Staff’s comment, the Company has included disclosure on page 7 to clarify that the $11.4 million in distributions was paid in connection with the ownership of Redeemable Class A member interests.

4.	For the distributions to your members that are not reflected in your most recent balance sheet, please provide a pro forma balance sheet reflecting the accrual (but not giving effect to the offering proceeds) along side your historical consolidate statements of financial condition. See SAB Topic 1:B.3.

In response to the Staff’s comment, the Company has included a pro forma balance sheet reflecting the accrual for distributions along side its historical consolidated statements of financial condition on page F-3.

5.	Please revise your disclosure to provide a description of what the restricted stock units that you intend to issue to employees in connection with the offering represent.

In response to the Staff’s comment, the Company has included additional disclosure to explain that each restricted stock unit represents the holder’s right to receive one share of the Company’s common stock following the applicable vesting date on pages 7 and 102.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 4 of 18

Summary Historical Consolidated Financial and Other Data, page 9

6.	We note your response to comments 8 and 16 in our letter dated March 14, 2007. While we understand your position regarding your pro forma presentation, we continue to believe that comprehensive presentations through net income can be misleading because the pro forma information cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. As such, please remove the pro forma statement of income data eliminating the income allocation and accretion/(dilution) and interest expense for periods other than the current fiscal year, as such presentation is not contemplated by Article 11 of Regulation S-X. If these two adjustments are necessary for presenting pro forma taxes, then you also need to limit your pro forma presentation for taxes to the most recent fiscal year. Otherwise, you may present pro forma tax data for each period presented. In this regard, please also remove such presentation elsewhere in your document.

In response to the Staff’s comment, the Company has removed the pro forma statement of income data for periods other than the current fiscal year on page 12 and on page 47.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

7.	We note that you intend to grant restricted stock units that will vest over a four year period and the associated compensation expense will also be recognized over a four year period. As such, this compensation expense is not non-recurring and should be reflected in your pro forma condensed consolidated statement of income. Please revise or tell us why you do not believe a pro forma adjustment is required in accordance with Article 11 of Regulation S-X.

In response to the Staff’s comment, the Company has included compensation expense related to the grant of restricted stock units in its pro forma condensed consolidated statement of income on page 40.

8.

We note that you have not adjusted basic weighted average shares of common stock outstanding for the grant of restricted stock, units to be issued in connection with this offering. We assume that you are not including the restricted stock units in your calculation of basic EPS, as the units do not begin to vest until the second anniversary of your IPO. Please confirm. Also, please revise your disclosure in note 5 to state whether you have included the restricted

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 5 of 18

stock units in the calculation of diluted EPS. If you do not believe the restricted stock units should be included in the calculation of diluted EPS, please tell us your basis. Refer to paragraph 109 of SFAS 128 for guidance.

The Company confirms that it has not included the restricted stock units in its calculation of basic EPS because the units do not begin to vest until the second anniversary of the grant date. The Company has also revised its unaudited pro forma condensed consolidated statement of income information on pages 12, 40 and 47 to include the restricted stock units in the calculation of diluted EPS.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 51

9.	Please revise your discussion for brokerage revenues to explain how your trading desk taking more frequent positions in greater amounts to facilitate customer trades results in net trading losses. Please also include an explanation of what the net trading losses represent.

In response to the Staff’s comment, the Company has included disclosure on page 56 regarding the net trading losses that result from the Company’s trading desk taking more frequent positions in greater amounts to facilitate customer trades.

10.	We note that the number of companies under research coverage decreased from 294 as of December 31, 2005 to 279 as of December 31, 2006. Please revise your discussion to explain the impact the decrease in companies under research coverage had on your brokerage revenues.

In response to the Staff’s comment, the Company has included disclosure on page 57 regarding the correlation between companies under research coverage and brokerage revenues.

Summary of Hedge Funds, Funds of Hedge Funds and REIT, page 79

11.	We note the table on page 79 providing disclosure in response to comment 62 in our letter dated March 14, 2007. Please provide similar disclosure in the footnotes to the financial statements to address the items in our previous comment. Also, for each hedge fund, fund of hedge fund and REIT, please disclose the total share of fair value of assets under management owned by you and all related parties, as defined by SFAS 57.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 6 of 18

In response to the Staff’s comment, the Company has added disclosure to the table on page 83 to include the Company’s related parties’ share of net asset value of each fund. In addition, the Company has added a similar table and accompanying disclosure to Note 5 of the financial statements on page F-17, which includes the Company share of the net asset value for each fund and also includes the management fees and incentive fees earned from each fund. In addition, in response to the Staff’s comment, the Company has included disclosure of the range of contractual management and incentive fee percentages.

The Company respectfully submits that disclosure of information derived from the accounting records of the individual funds, including overall assets under management and individual shareholder ownership of the funds, is more appropriately included in Business section because such figures are not part of the audit of the Company.

Compensation Discussion and Analysis, page 90

Determination of Compensation, page 90

12.	We note your response to comment 44 in our letter dated March 14, 2007. Your disclosure seems to indicate that you have engaged in benchmarking of total compensation or material elements of compensation. In that regard, please identify the companies in your revised prospectus. Alternatively, please explain to us why your utilization of data from the McLagan Survey is not benchmarking. Please refer to Item 402(b)(2)(xiv) of Regulation S-K. We may have further comment based on your response.

In response to the Staff’s comment, the Company is including the McLagan Survey participants in the CD&A on page 94.

13.	We note your responses to comments 45 and 46 in our letter dated March 14, 2007. Please disclose your responses in your revised prospectus. In addition, please revise to disclose the specific items of your company’s operating performance that were taken into account in making the decision to award these bonuses. Refer to Item 402(b)(2)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has included disclosure on page 95 regarding the Company’s previous responses and specific items of its operating performance taken into account in making decisions to award bonuses.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 7 of 18

14.	Please revise your CD&A to discuss in more detail your CEO’s compensation, as it appears to be based on a policy or decision that is materially different from the policies or decisions for your other executive officers. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different.

In response to the Staff’s comment, the Company has included disclosure regarding the policies and decisions related to the CEO’s compensation on page 96.

15.	Please revise to provide a more detailed narrative discussion concerning the interest paid on member’s capital and income allocation of the operating profits of JMP Group LLC. This appears necessary to help an investor better understand your summary compensation table.

In response to the Staff’s comment, the Company has included disclosure regarding the interest paid on member’s capital and income allocation of operating profits on page 96.

Where You Can Find More Information, page 106

16.	We note your response to comment 49 in our letter dated March 14, 2007. However, please delete the language in the middle of the first paragraph stating: “each statement being qualified in all respects by such reference.”

In response to the Staff’s comment, the Company has deleted the requested language on page 125.

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Financial Condition, page F-3

17.	We note your response to comment 63 in our letter dated March 14, 2007 and your disclosures for note 14 on page F-24, which state that you have cash and securities on deposit with the clearing broker. Please separately present the amount of deposits with your clearing broker with a notation for the amount that is in cash versus securities. Refer to Exhibit 4-3 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities for guidance. In this regard, we note your disclosure in note 19 on page F-25 that you have $50.4 million in cash held at the clearing broker. Please tell us where you have reflected this amount on your combined balance sheet as of December 31, 2006.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 8 of 18

In response to the Staff’s comment, the Company has included the amounts of cash on deposit with the clearing broker of $255,336 and $254,730 at December 31, 2006 and 2005, respectively, in a parenthetical in the “Restricted cash and deposits” line item to the statements of financial condition. In addition, the Company has included the amount in Note 2 on page F-10 under “Restricted Cash and Deposits” and again in Note 14 on page F-25 and Note 19 on page F-27. The deposit with the clearing broker is solely in cash.

The Company advises the Staff that the $50.4 million in cash is held both at the clearing broker and at the prime broker, which disclosure has been updated in Note 19 on page F-27. In contrast to the cash on deposit with the clearing broker, the $50.4 million of cash held at the clearing broker and at the prime broker is included in the “cash and cash equivalents” line item on the consolidated statements of financial condition and is not restricted for use.

2. Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

18.	We note that you are now consolidating two funds, Harvest Consumer Partners and Harvest Technology Partners, due to JMPAM being the general partner of these funds and your current ownership interest. Please either revise your disclosures for the following or tell us why such information is not necessary in terms of disclosure:

•

Disclose whether these two funds, for GAAP purposes, are investment companies under the AICPA Audit and Accounting Guide - Investment Companies. Please provide us with a detailed explanation, if you do not believe these two funds to be within the scope of the AICPA Audit and Accounting Guide.

•	Separately disclose the holdings of these two funds on your combined balance sheets.

•	Separately present interest and dividend income, realized and unrealized gains / (losses), and interest expense for these two funds on your combined income statements.

•	Disclose your accounting policies for these funds, such as how you account for the investments and/or majority-owned and controlled investments.

•	Disclose how you account for the management fees and incentive fees, if applicable, for these two funds.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 9 of 18

•	Provide the detailed disclosures for the investments held by these two funds as prescribed by the AICPA Audit and Accounting Guide -Investment Companies.

In response to the Staff’s comment, the Company has included disclosure in Note 2 on page F-8 regarding the investment company status of the funds, the accounting policies for these funds, and detailed disclosures required by the AICPA guide regarding the types of investments owned by the funds, as well as the geography and principal industries of these investments. There were no individual investments that exceeded 5% of the Company’s equity. The Company did not include separate line items on the consolidated financial statements because the relevant amounts were not significant enough to warrant inclusion on the face of the financial statements. However, the Company has included in Note 2 on page F-8 the requested information for these funds regarding principal transaction revenue, interest and dividend income, and interest and dividend expense. Finally, the Company disclosed in Note 2 on page F-8 that management and incentive fees earned from these funds are eliminated in consolidation.

19.	We note your revised disclosure in response to comment 54 in our letter dated March 14, 2007. Specifically, you state, “[t]his right is not subject to financial penalties or significant operational barriers to dissolution or liquidation of the funds.” This statement only addresses the criteria in paragraph 7.b(2) of EITF 04-5. Please revise your disclosure to make it clear that you meet all of the items listed in paragraph 7.b of EITF 04-5.

In response to the Staff’s comment, the Company has added disclosure to page F-8 to make it clear that it satisfies all of the items listed in paragraph 7.b. of EITF 04-5.

Revenue Recognition, page F-8

20.	We note that you recognize management fees and selling concessions related to your underwriting revenues on the trade date. Please revise your disclosure to state exactly when in the underwriting process this date is. Also, tell us how you determined that it is appropriate to recognize revenue for your management fees and selling concessions on the trade date. Please tell us what consideration you gave to recognizing management fees on the offering date and selling concessions on the settlement date instead of on the trade date.

In response to the Staff’s comment, the Company has included disclosure on page F-9 to indicate that the trade date is typically the day that an offering is priced or the following day. Management fees and selling concessions are recognized on the trade date instead of settlement date because the trade date is when the price is fixed, the

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 10 of 18

investors become contractually obligated to purchase securities in an offering, and the service is performed. This revenue recognition is consistent with our recognition of all trade commissions on the trade date. The Company advises the Staff that the term “trade date” and “offering date” are essentially the same date, or can differ by one day if an offering is priced late in the day.

21.	We note your response and revised disclosure related to comment 58 in our letter dated March 14, 2007. It is unclear to us what all of your arrangements are for providing research services and how you account for each of those types of arrangements. In regards to your disclosure “brokerage revenues include fees paid to the Company for equity research,” implies that you may be providing research products and/or services with compensation through trading commissions (i.e., soft dollar arrangements). However, your statement regarding when you recognize revenue for your research products and/or services implies that you are separately billing and receiving payment for these services. As such, please revise your revenue recognition policy for these services to provide a description of your research services arrangements and to clarify how revenue is recognized for each differing type of arrangement. In this regard, your disclosures in your risk factors imply that separately billing and receiving payments for these services are recent or future arrangements. Finally, for your commission sharing or tri-party arrangements, please disclose that you are not required to deliver a fixed amount of research, obligated to make payments to third parties, and you are not entitled to any fixed amounts of payments under these arrangements. Also, please clarify in your disclosure if your commission sharing or tri-party arrangements separately state the fee to be paid for research.

In response to the Staff’s comment, the Company has provided additional disclosure in Note 2 on page F-9 to clarify the arrangements through which the Company generates revenue from its research activities.

5. Securities and Other Investments, page F-15

22.	We note your response to comment 64 in our letter dated March 14, 2007. We note that you are accounting for your investments in partnerships in which one of your subsidiaries is the investment manager and general partner and one investment in an outside fund as equity method investees. Please revise your disclosures to include the information suggested in paragraph 20 of APB 18. Specifically, you should disclose the following:

•	Total amount of equity held for each partnership / fund

•	Total amount of your earnings for each partnership / fund

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 11 of 18

•	Total amount of distributions from equity method investees

•	Total amount of undistributed earnings from equity method investees

•	Total amount of distributions of capital from equity method investees

•	Summary of condensed balance sheet and income statement captions for each partnership / fund

The Company follows the AICPA Audit and Accounting Guide: Brokers and Dealers in Securities and accounts for all of its investments, including its investments in the funds / partnerships it sponsors, at fair value. As a result, changes in fair value of its investments in these funds / partnerships are recorded as a component of principal transactions in the consolidated statements of income, which is disclosed in Note 2 on page F-11. The Company respectfully submits that this accounting treatment appears to be prevalent among a number of similar broker-dealer holding companies.

In response to the Staff’s comment, the Company has added a table in Note 5 on page F-17 to include disclosure about the Company’s investments in the funds / partnerships, including the Company’s share of each fund’s net asset value, changes in fair value, and the annual management fees and incentive fees earned from the funds / partnerships. The Company also disclosed investments in and redemptions from these funds / partnerships as purchases and sales of other investments as a component of investing activities in the consolidated statements of cash flows.

The Company advises the Staff that the funds / partnerships do not make periodic distributions from earnings. In addition, because the Company does not apply the equity method of accounting for these funds / partnerships, it did not include the condensed balance sheet and income statement captions for each fund / partnership.

23.	Please tell us where on your combined income statements you have recognized earnings from equity method investees. Also tell us where you have recognized each of the cash and non-cash items recognized on your combined statements of cash flows.

As described in the previous response, the Company accounts for these investments at fair value and includes realized and unrealized gains and losses from its funds / partnerships as a component of principal transactions in its consolidated statements of income. The Company also disclosed investments in and redemptions from these funds / partnerships as purchases and sales of other investments as a component of investing activities in the consolidated statements of cash flows.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 12 of 18

9. Redeemable Member Interests, page F-16

24.	We note that the Redeemable Class A member interests are a variable percentage of total membership interests instead of a fixed percentage or fixed number of units. Please revise your disclosure to state how this variable percentage is calculated. This will allow investors to understand your equity structure as presented in your historical financial statements. Furthermore, the ownership percentage should be presented for each of the three years ended December 31, 2006.

In response to the Staff’s Comment, the Company has provided additional disclosure on page F-18 to discuss how the variable percentage is calculated and the Company has added the ownership percentage for the year ended December 31, 2004.

11. Members’ Equity, page F-19

25.	We note that Class A common interests are a variable percentage of total membership interests instead of a fixed percentage or fixed number of units. Please revise your disclosure to state how this variable percentage is calculated. This will allow investors to understand your equity structure and the basis for your calculation of net income per unit attributable to Class A and Class B common interests as presented in your historical financial statements. Furthermore, the ownership percentage should be presented for each of the three years ended December 31, 2006.

In response to the Staff’s Comment, the Company has provided additional disclosure on page F-20 to discuss how the variable percentage is calculated and the Company has added the ownership percentage for the year ended December 31, 2004.

12. Equity Incentive Plan, page F-20

26.	We note that you granted 1,405,000 options to employees at an exercise price of $12.50. Please disclose the following regarding your grant of options to employees during the past year:

•	State whether the exercise price estimates the fair value of the underlying Class B common interests;

•	State how you estimated the fair value of the underlying Class B common interests.

In response to the Staff’s comment, the Company has provided disclosure regarding the fair value of the options granted in December 2006 on page F-22.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 13 of 18

13. Net Income per Unit Attributable to Class A and Class B Common Interests, page F-22

27.	We note that you have removed the disclosure as to how the number of Class A common interest units is used in calculating net income per unit. Please revise your disclosure to include such information. As noted from your response letter, Class A member interests technically only have a percentage equity interest with no assigned units. As such, this disclosure is meaningful to investors in understanding your calculation.

In response to the Staff’s comment, the Company has included the requested disclosure on page F-24.

28.	We note that you have included 33,149 units to calculate Class A member interest diluted net income per unit. We assume that your inclusion of these units to this calculation is due to the Class B common interest anti-dilution protection. Please revise your disclosure to explain how Class B common interest options result in additional Class A member interest units in calculating diluted net income per unit.

In response to the Staff’s comment, the Company has included disclosure on page F-25 to explain how Class B common interest options result in additional dilutive Class A member interest units when calculating diluted net income per unit.

18. Litigation, page F-25

29.	We note your response comment 71 in our letter dated March 14, 2007. Please tell us the reserve you have recognized for each period presented for your loss contingencies. In this regard, please note that any recoveries from insurance are to be recognized separately as a gain contingency in accordance with SFAS 5. Refer to Question 2 of SAB Topic 5:Y. Finally, please tell us the amount of reasonably possible loss in excess of accrual.

The Company advises the Staff that the balance of the reserve for loss contingencies in connection with litigation was [ * ] for the three years ended December 31, 2006. During those periods, the Company accrued reserves for costs associated with investigations of claims and other legal fees. As of December 31, 2006, the

*

Confidential treatment requested by Morrison & Foerster LLP. This confidential information has been redacted pursuant to 17 CFR §200.83, and it will be provided supplementally to the Staff in hard copy only.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 14 of 18

Company was involved in three lawsuits. As stated in the previous response letter dated March 27, 2007, the Company believes that the litigation as of December 31, 2006 would not have a material impact on the Company’s financial statements or operations. In addition, based on the considerations below, the Company advises the Staff that it does not believe that there are reasonably possible losses in excess of the accruals.

The Company believes that the first lawsuit, which is related to the Company’s 10% participation as a co-manager in an underwritten public offering, is close to settlement based on ongoing discussions with legal counsel and the Company believes that the litigation reserve for this case will likely be sufficient to cover the Company’s portion of the settlement.

The second lawsuit, which is related to the Company’s 32% participation as a co-manager in an underwritten public offering, is in discovery and is currently undergoing mediation. The Company believes this case is approaching a settlement and that the amount in the litigation reserve for this case will likely be sufficient to cover any potential amounts payable (including legal fees) in connection with the case.

The third lawsuit, which is an employment related claim, recently commenced arbitration, which has now been continued due to arbitrator conflicts. The Company’s insurance carrier has assumed defense of the suit, has reserved its rights under the insurance policy and asserted defenses to coverage of certain potential damages. Accordingly, the Company’s exposure to loss only exists to the extent that the insurance carrier does not successfully defend its case and it is determined that our policy does not cover the subject matter upon which the loss was incurred. However, after considering the merits of the defense and the number of contingencies that must occur for the Company to incur a loss, the Company believes that the possibility of a loss is remote.

20. Business Segments, page F-26

30.

We note your response to comment 72 in our letter dated March 14, 2007. First, we note that you have identified the Executive Committee of JMP Group as the CODM. Furthermore, we note that certain members of the Operating Committee of JMP Securities and the CEO of JMP Asset Management are members of the Executive Committee of JMP Group. As such, it would appear that all of the reports reviewed by those members of the Operating Committee of JMP Securities and the CEO of JMP Asset Management would also be part of the reports that are reviewed by the CODM function on a regular basis. Please either confirm that these members of the Executive Committee do not receive

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 15 of 18

any other reports beyond those provided to us, or provide us with copies of those reports as well. Please also confirm that the reports you provided to us are all of the reports that are regularly reviewed by the members of the CODM function.

The Company confirms to the Staff that, as described in its previous response to Comment 72 in its letter dated March 26, 2007, there is no further disaggregated financial information reviewed by the CODM or prepared by the Company.

31.	Regarding the reports you did provide us, we note that not all of the financial information presented agrees to your audited financial statements by a material amount. Specifically, total operating expenses per your CODM reports for the 12-months ended December 31, 2006 do not agree to your consolidated statement of income for the 12-months ended December 31, 2006. Also, total liabilities per your CODM reports do not agree to your consolidated statement of financial position as of December 31, 2006 beyond the reclassification of redeemable Class A member interests. Please tell us why there are significant differences in your audited consolidated financial statements and the financial information contained in your CODM reports.

The Company reports total operating expenses of $83.0 million in the consolidated statements of income for the year ended December 31, 2006 on page F-4, while $47.9 million is reflected in the CODM internal reports. This $35.0 million difference is comprised of the following items as of December 31, 2006:

•	Member discretionary bonuses - $15.0M

•	Member payroll and benefits - $5.3M

•	Member commissions - $2.3M

•	Income allocation and accretion - $10.7M

•	Member interest - $1.5M

•	Income taxes - $0.2M

As a partnership, the Company had previously reported member discretionary bonuses, member payroll and benefits, and member commissions as distributions to managing directors (partners) and reported these amounts below net income in the reconciliation of net income to net to common for internal reporting to the CODM. As described in Note 3 of the audited financial statements, during 2006 these accounts have been restated and classified as compensation and benefits expense in accordance with SFAS 123 for the audited financial statements and the segment disclosure.

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 16 of 18

Additionally, the income allocated to Redeemable A members is included as an expense in the audited income statements as a result of the restatement described above, but has been included in the CODM internal reports.

Member interest expense was also accounted for below net income in the reconciliation of net income to net to common, as distributions to members, for internal reporting to the CODM. Per Note 3 of the audited financial statements, during 2006 these accounts have been restated and classified as interest and dividend expense in accordance with SFAS 123 for the audited financial statements and the segment disclosure.

The amounts included in income taxes in the reconciliation of net income to net to common per the CODM internal reports relate to local taxes. These amounts are classified as other expenses in the audited financial statements and the segment disclosure.

The difference between the CODM internal reports and total liabilities per the 2006 consolidated statements of financial condition is the Redeemable Class A member interests of $12.9 million. Per Note 3 of the audited financial statements, in accordance with SFAS 123, the Company has reclassified these membership interests as liabilities on the consolidated statements of financial condition. The CODM internal reports include this amount in the line item Class A common member contributions (inside) classified as Member Capital.

The Company is supplementally submitting for the Staff’s review pursuant to Rule 418 of Regulation C an illustrative reconciliation of all of the amounts described above.

32.	Finally, we note that operating expenses are not clearly broken out between your two operating / reportable segments given that the amount of each segment item reported is to be the amount reported to the CODM for purposes of making decisions about allocating resources to the segment and assessing its performance. Refer to paragraph 29 of SFAS 131.

In addition to the reconciling items outlined in the response to Comment 31, the following operating expenses reported for JMPG on the CODM internal report are allocated to JMPS, Broker-Dealer segment, and JMPAM, Asset Management segment, for disclosure in the segment footnote in the audited financial statements based upon the percentage of revenue of each segment to consolidated total revenue:

•	Total employee compensation - $0.2 million

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 17 of 18

•	Administration - $0.9 million

•	Professional fees - $0.4 million

•	Interest and dividend expense - $0.1 million

•	Income taxes - $0.2 million

As of December 31, 2006, the percentage of revenue of the Broker-Dealer segment and the asset management segment to consolidated total revenue was 91% and 9%, respectively. Based on these percentages, the allocations to the broker-dealer segment and asset management segment were $1.6 million and $0.2 million, respectively.

To further reconcile the operating expenses reported by the Broker-Dealer segment in the audited financial statements, the following amounts were allocated to the segment:

•	Deduct the $2.8 million elimination of interest and dividend expense

•	Deduct $0.3 million of the $0.4 million elimination of administration expense

The table below is an illustrative reconciliation of total operating expenses per the CODM internal report to the amount reported for the broker-dealer segment in the segment footnote disclosure:

Total Operating Expenses per the CODM internal report	$47.0 million
Add: Member compensation and interest expenses	21.4 million
Add: Allocation of JMPG expenses	1.5 million
Less: Elimination of interest and dividend expense	(2.8 million	)
Less: Elimination of administration expense	(0.3 million	)

Total Operating Expenses per the segment footnote	$66.8 million

To further reconcile the operating expenses reported by the asset management segment in the audited financial statements, the following amounts were allocated to the segment:

•	Add $0.2 million of operating expenses and $0.2 million of minority interest expense from JMPRT, because the CODM considers JMPRT to be part of the Asset Management segment

•	Deduct $0.1 million for a portion of the elimination of administration expense and the elimination of professional fees

The table below is an illustrative reconciliation of total operating expenses per the CODM internal report to the amount reported for the asset management segment in the segment footnote disclosure:

Confidential Treatment Requested
by Morrison & Foerster LLP

Jennifer Hardy, Esq.
April 19, 2007
Page 18 of 18

Add: Member compensation and interest expenses	1.5 million
Add: Allocation of JMPG expenses	0.4 million
Add: JMPRT expenses	0.2 million
Less: Elimination of administration and professional fee expense	(0.1 million	)

Total Operating Expenses per the segment footnote	$4.4 million

Additionally, the depreciation expense of JMPG as reported on the CODM internal report is eliminated in consolidation and not allocated to the two segments.

The composition of the $12.2 million operating expenses for Corporate included in the segment footnote of the audited financial statements is comprised of member interest of $1.5 million included in the JMPG column per the CODM internal report and income allocation and accretion expense of $10.7 million.

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We appreciate your time and attention to this amendment, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6966 or Bruce Alan Mann at 415-268-7584.

Sincerely,

/s/ Andrew D. Thorpe, Esq.

Enclosures

cc:	Thomas B. Kilian, (JMP Group Inc.)

Janet L. Tarkoff, Esq. (JMP Group Inc.)

Bruce A. Mann, Esq. (Morrison & Foerster)

Peter T. Healy, Esq. (O’Melveny & Myers LLP)

Eric C. Sibbitt, Esq. (O’Melveny & Myers LLP)

Brigitte Lippmann, Esq. (Securities and Exchange Commission)

SEC FOIA Office